Exhibit 11

TAG ALONG AGREEMENT

THIS TAG ALONG AGREEMENT (“this Agreement”) is made and entered into effective as of September 28, 2006, by and between:

(1)	ISRAEL CORPORATION LTD., a company organised under the laws of the State of Israel (“TIC”)

and

(2)	BANK LEUMI LE-ISRAEL B.M., a banking corporation organized under the laws of the State of Israel (“the Bank”)

WHEREAS:	Tower Semiconductor Ltd. (“Tower”) is an independent manufacturer of wafers whose ordinary shares are traded on the Nasdaq National Market (“Nasdaq”) under the symbol “TSEM” and whose ordinary shares and certain other securities are traded on the Tel-Aviv Stock Exchange (“TASE”) under the symbol “TSEM” and TIC is the largest shareholder of Tower; and

WHEREAS:	the Bank and Bank Hapoalim B.M. (collectively, “the Banks”) and Tower are parties to a Facility Agreement dated January 18, 2001, as amended (“the Facility Agreement”); and

WHEREAS:	at the request of Tower, the Banks and Tower have entered into an Amending Agreement dated August 24, 2006 (“the Amending Agreement”), the conditions to the effectiveness of which include, inter alia, the conversion by each Bank of US $79,000,000 (seventy-nine million United States Dollars) of its loans made to Tower pursuant to the Facility Agreement (“the Loans”) into an equity-equivalent convertible capital note (“a Capital Note”) to be issued to the Bank or its nominee in the amount of US $39,500,000 (thirty-nine million five hundred thousand United States Dollars) which will in turn be convertible, in whole or in part, at any time and from time to time into 25,986,842 (twenty-five million, nine hundred and eighty-six thousand and eight hundred forty-two) shares of Tower and the entering into by the Bank and TIC of this Agreement; and

WHEREAS:	clause 9.4 of the amended and restated Facility Agreement that has become effective pursuant to the Amending Agreement on the Amendment Closing Date, as the same may be further amended from time to time (“the Restated Facility Agreement”) obligates Tower to make certain compensatory payments in January, 2011 to the Banks or their nominees on account of the Banks’ agreement to reduce the rate of Interest on the Loans, which payments may, subject to said clause 9.4, be made in the form of shares and/or Capital Notes and/or convertible debentures (“the Clause 9.4 Equity Issuances”); and

WHEREAS:	the Bank holds warrants to acquire shares of Tower (such warrants, collectively, “the Warrants”),

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1.	INTERPRETATION

1.1.	In this Agreement:

1.1.1.	“Affiliate” means, with respect to any person, mean any company which controls, is controlled by, or under common control with, such person; “control” shall in this clause 1.1.1 and clause 1.1.7 below bear the meaning assigned to such term in Section 1 of the Securities Law, 1968;

1.1.2.	“Bank Group” means the Bank and its Affiliates;

1.1.3.	“Convertible Securities” means any securities convertible into, or exercisable for, Shares;

1.1.4.	“including” and “includes” means including, without limiting the generality of any description preceding such terms;

1.1.5.	a “person” shall be construed as a reference to any person, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) or two or more of the aforegoing; and

1.1.6.	“Shares” means the ordinary shares of Tower (and any shares of capital stock substituted for the ordinary shares as a result of any stock split, stock dividend, recapitalisation, rights offering, exchange, merger or similar event or otherwise, including as described in any Capital Note and/or convertible debenture).

1.1.7.	“Subsidiary” of TIC means (i) a company in which TIC holds directly at least 51% (fifty-one percent) of the total issued share capital and other means of control (including voting rights and rights to appoint directors) (excluding any such company that is publicly held and that purchases, solely as a financial investment, Shares or Convertible Securities in the market (i.e. not directly or indirectly from Tower or TIC) and not at the request or instruction of TIC) and (ii) any company controlled by TIC that has received Shares or Convertible Securities, directly or indirectly, from TIC.

1.2.	The preamble to this Agreement constitutes an integral part thereof.

1.3.	For purposes of determining the numbers and/or percentages of Shares and/or Convertible Securities pursuant to this Agreement,

1.3.1.	only the number of Shares into which the Convertible Securities are then convertible or exercisable shall be taken into account and not the number or principal amount, as the case may be, of the Convertible Securities; and

1.3.2.	Convertible Securities not being sold by the Shareholder (as defined in clause 2.1 below) (other than Capital Notes) whose exercise or conversion price per Share, as the case may be, exceeds the Per Share Price (as defined in clause 2.2 below) shall not be taken into account. For the avoidance of doubt, Capital Notes shall be counted as the number of Shares into which the Capital Notes are then convertible, whether or not the then conversion price is less than, equal to or greater than the Per Share Price.

2.	TAG ALONG

2.1.

If TIC and/or any of its Subsidiaries (collectively, “the Shareholder”) proposes to sell, in one or a series of related transactions, any of its Shares and/or Convertible Securities to any person and/or any of such person’s Affiliates (other than non-prearranged sales of Shares into the market executed on any stock exchange on which the

Shares are then listed for trading or submitted for quotation), such that, immediately following any such sale, the Shareholder would cease to be the largest holder of: (a) the then issued and outstanding Shares (for the avoidance of doubt, not taking into account any Convertible Securities); or (b) the Shares on a fully-diluted basis, taking into account the Convertible Securities (for the avoidance of doubt, as determined pursuant to clause 1.3 above), the Shareholder may only sell such Shares or Convertible Securities if it complies with the provisions of this clause 2.

2.2.	TIC shall give written notice (“the Offer Notice”) to the Bank of such intended sale on the earlier of (i) 5 (five) days after any person or persons comprising the Shareholder enters into an agreement to effect such sale (whether or not subject to conditions) and (ii) 30 (thirty) days prior to the Proposed Sale Date (as defined below). The Offer Notice shall specify the identity of the proposed purchaser (“the Third Party Purchaser”), the purchase price (“the Purchase Price”), including the purchase price per Share (“the Per Share Price”), and other terms and conditions of payment, the proposed date of sale (“the Proposed Sale Date”), the number of Shares and/or Convertible Securities (together with details of such Convertible Securities) proposed to be purchased by the Third Party Purchaser (“the Offered Shares”) and the percentage that the Offered Shares represent of all (a) Shares owned by the Shareholder, in the event the Shareholder proposes to sell Shares only and/or only clause 2.1(a) above is applicable; or (b) the Shareholder’s Shares and Convertible Securities, in the event that the Shareholder proposes to sell both Shares and Convertible Securities or Convertible Securities only and clause 2.1(b) above is (or for the avoidance of doubt, both clauses 2.1(a) and 2.1(b) above are) applicable. For the avoidance of doubt, the Offer Notice shall describe any other transactions relating to the Shares and/or Convertible Securities with the Third Party Purchaser and/or its Affiliates that have taken place or are proposed to take place or certify that no such transaction has taken place or are proposed to take place.

2.3.

The Bank shall be entitled, by written notice given to TIC within 20 (twenty) days of receipt of the Offer Notice, to join (and, if applicable, have its Affiliates join) the sale to such Third Party Purchaser. If the Bank has notified the Shareholder of its election to exercise its tag along rights under this clause 2, the Shareholder shall, as a condition to the sale by it of any of the Offered Shares, cause the Third Party Purchaser to purchase from the Bank Group the number of the Bank

Group’s (i) Capital Notes issued pursuant to clause 5.4 of the Amending Agreement or Shares received from the conversion of such Capital Notes; (ii) Capital Notes and/or convertible debentures issued as part of the Clause 9.4 Equity Issuances or Shares received from the conversion of such Capital Notes and/or convertible debentures; and (iii) Shares received as part of the Clause 9.4 Equity Issuances (collectively, “the Bank Group’s Shares”) multiplied by the Bank Group’s Percentage (as determined pursuant to clause 2.4 below)) on the same terms and conditions (per Share) as those set out in the Offer Notice. For the avoidance of doubt, the Per Share Price for Capital Notes and/or convertible debentures of Tower held by the Shareholder shall be the total purchase price offered for such Convertible Securities divided by the number of Shares into which such Convertible Securities are then convertible.

2.4.	The Bank shall be entitled to sell to the Third Party Purchaser such percentage of the Bank Group’s Shares equal to the percentage (“the Bank Group’s Percentage”) which the Offered Shares constitute of all Shares and, if applicable, Convertible Securities, held by the Shareholder (as determined pursuant to clauses 2.1(a), 2.1(b), 2.2(a) and 2.2(b) above, as applicable, and, for the avoidance of doubt, as determined pursuant to clause 1.3 above). The number of Offered Shares proposed to be sold by the Shareholder shall be reduced if and to the extent necessary to provide for the exercise of the “tag along” rights set forth in this clause 2. The number of Shares and/or Convertible Securities actually sold to the Third Party Purchaser by the Bank Group as a proportion of the number of Shares and/or Convertible Securities actually sold by the Shareholder to the Third Party Purchaser shall be referred to as “the Bank Group’s Proportion”. In effecting any such sale to the Third Party Purchaser, the Bank Group shall be entitled to substitute Capital Notes and/or convertible debentures convertible into all or a portion of the number of Shares to be sold by the Bank Group pursuant to this clause 2.

2.5.	For the avoidance of doubt, if the Bank shall have exercised its “tag along” right as aforesaid, TIC shall procure that no person comprising the Shareholder shall sell any Shares or Convertible Securities to the Third Party Purchaser without the Bank Group joining in such sale, as aforesaid.

2.6.	Notwithstanding anything to the contrary in this Agreement, no person comprising the Bank Group shall be required to make any representations or warranties to the Third Party Purchaser regarding any matters except the ownership of, and title to, the Shares and/or Convertible Securities to be sold by such person to the Third Party Purchaser as aforesaid, nor shall any person comprising the Bank Group be required to agree to any undertakings except to deliver the Shares and/or Convertible Securities to the Third Party Purchaser against payment therefor in accordance with this clause 2, provided that in the event that (a) not all of the Purchase Price is received by the Shareholder at the closing of the sale to the Third Party Purchaser because of a requirement that the Shareholder place a portion of the Purchase Price into escrow to secure representations, warranties or covenants (other than those related to the Shareholder (and not Tower) and/or its title to the Shares and/or Convertible Securities being sold), a portion of the Purchase Price equal to the Bank Group’s Proportion multiplied by the amount of Purchase Price placed into escrow by the Shareholder shall also be placed into escrow and (b) any payment is made to the Third Party Purchaser (whether from such escrow or not) on account of an indemnification obligation of the Shareholder (other than an indemnification obligation related to (i) representations, warranties or covenants relating to the Shareholder (and not Tower) and/or its title to the Shares and/or Convertible Securities sold and/or (ii) a fraudulent misrepresentation fraudulently made by the Shareholder (such payment, after such exclusion, “an Indemnification Payment”), the amount to be released from such escrow to the Bank Group shall be reduced by the Bank Group’s Proportion of the Indemnification Payment or the Bank Group shall pay the Shareholder or the Third Party Purchaser the Bank Group’s Proportion of the Indemnification Payment, as applicable. For the avoidance of doubt, no placement into escrow and/or sharing in an Indemnification Payment as aforesaid shall be construed to mean that the Bank Group has any liability whatsoever to any person, including the Third Party Purchaser, on account of the representations, warranties or covenants of the Shareholder, such placement and/or sharing representing only an adjustment between TIC and the Bank of the tag along right granted pursuant to this clause 2 to reflect when the Purchase Price is actually received by TIC out of such escrow and/or the actual Price Per Share finally received by TIC after such Indemnification Payment.

2.7.

For the avoidance of doubt, (a) in the event the transactions contemplated by an Offer Notice shall not be consummated by the Shareholder for any reason, the Bank Group shall not be required to sell any Shares or Convertible Securities to the Third Party Purchaser and (b) in the event that the Shareholder proposes to sell to a different third party or on terms and conditions other than as set forth in the Offer Notice or in the event that the transaction is not consummated within 2 (two) months after the Bank’s notification of its exercise of its “tag along” rights hereunder, then TIC shall procure that no person comprising the Shareholder shall proceed with any sale without TIC again complying with the terms and conditions of this Clause 2.

2.8.	TIC shall cause its Subsidiaries to act in accordance with this Agreement.

2.9	For the avoidance of doubt, the Bank Group’s Shares shall not include, the Warrants or any other security of Tower except for those securities enumerated in Sections 2.3 (i)-(iii).

3.	REPRESENTATIONS AND WARRANTIES BY TIC

TIC hereby represents and warrants that:

3.1	it is a limited liability company, duly incorporated and validly existing under the laws of Israel;

3.2	its signature of this Agreement and the performance by it of its obligations pursuant to this Agreement do not in any way contradict any rights of third parties, any contracts or agreements to which it is a party, its Articles of Association or any applicable law;

3.3	the signature of this Agreement and the performance of its obligations under this Agreement are within its power and authority and have been duly and validly authorised by all necessary corporate action;

3.4	this Agreement has been duly and validly executed by it and constitutes its valid, legal and binding obligation, enforceable against TIC in accordance with its terms; and

3.5	TIC owns directly, and is the registered owner of, all Shares and Convertible Securities beneficially owned by TIC and, for the avoidance of doubt, no person controlled by TIC (including any Subsidiary) owns any Shares or Convertible Securities.

4.	MISCELLANEOUS

4.1.	Governing Law; Jurisdiction. This Agreement shall be governed by and shall be construed in accordance with Israeli law and the courts of Tel-Aviv-Jaffa shall have exclusive jurisdiction to hear any matters; provided that, the Bank and any other Affiliate of the Bank party to this Agreement shall be entitled to sue TIC in any jurisdiction in which TIC has an office or holds assets.

4.2.	Successors and Assigns; Assignment. Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors and permitted assigns of the parties hereto. This Agreement may not be assigned by any party without the prior written consent of the other party hereto; provided that, the Bank may assign this Agreement, in whole or in part, to: (a) any Affiliate of the Bank or add an Affiliate of the Bank as an additional party hereto, including, for the avoidance of doubt, any nominee of the Bank in connection with the Clause 9.4 Equity Issuances; and/or (b) any person that acquires from such Bank 5% (five percent) or more of the then issued share capital of Tower (including, for the avoidance of doubt, through the acquisition of Capital Notes and conversion by such acquirer into Shares).

4.3.	Expenses. Each of the parties shall bear and pay all of its expenses and costs in connection with the negotiation, execution and performance of this Agreement.

4.4.	Entire Agreement; Amendment and Waiver. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matter hereof. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of the parties to this Agreement.

4.5.	Notices, etc. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be faxed or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party’s address as set forth below or at such other address as the party shall have furnished to each other party in writing in accordance with this provision:

4.5.1.	if to the Bank:	Bank Leumi Le-Israel B.M.
Corporate Division
34 Yehuda Halevi Street
Tel-Aviv
Israel
Facsimile: 972-3-514-9278
Attention: Manager of Hi-Tech
Industries Section

4.5.2.	if to TIC:	Israel Corporation Ltd.
Millennium Tower
23 Aranha St.
Tel Aviv 61070
Israel
Facsimile: 972-3-684-4574
Attention: Chief Financial Officer

	with a copy to (which shall not be considered notice):	Gornitzky & Co.
45 Rothschild Blvd.
Tel Aviv, Israel 65784
Attention: Zvi Ephrat, Adv.
Facsimile: 972-3-560-6555

or such other address with respect to a party as such party shall notify each other party in writing as above provided. Any notice sent in accordance with this clause 4.5 shall be effective: (a) if mailed, 5 (five) business days after mailing; (b) if sent by messenger, upon delivery; and (c) if sent via facsimile, 1 (one) business day following transmission and electronic confirmation of receipt.

4.6.	Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. Unless provided otherwise herein, all remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.

4.7.	Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

4.8.	Counterparts. This Agreement may be executed in any number of counterparts (including facsimile counterparts), each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

4.9.	Headings. The headings of the sections and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction hereof.

4.10.	Further Assurances. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties reflected thereby.

4.11.	Termination. This Agreement shall terminate on such date on which the Bank beneficially owns less than 1% of the then issued share capital of Tower (whether in the form of (a) Capital Notes and/or convertible debentures (determined as if such Capital Notes and/or convertible debentures were converted into Shares), (b) Shares received from conversion of such Capital Notes and/or convertible debentures and/or (c) Shares issued as part of the Clause 9.4 Equity Issuances).

IN WITNESS WHEREOF, the parties have signed this Tag Along Agreement effective as of the date first mentioned above.

for	ISRAEL CORPORATION LTD.

By:	/s/ Yossi Rosen	/s/ Avisar Paz
Title	President and CEO	CFO

for	BANK LEUMI LE-ISRAEL B.M.

By:	/s/ Meir Marom	/s/ Shmulik Arbel
Title	Sector Manager SRM	SRM
(Senior Relationship Manager)